

Mail Stop 3010

February 4, 2010

VIA USMAIL and FAX (609) 910-4822

Mr. Justin C. Ferri
Chief Executive Officer and President
Merrill Lynch Alternative Investments LLC
Two World Financial Center, 7th Floor
New York, New York 10281

> **Re:** **ML Select Futures I L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **File No. 000-50269**

Dear Mr. Ferri:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

1. We note your response to prior comment 1. Please tell us why you cannot also disclose the allocation by sector of total partnership assets, as previously requested, or explain why you believe that presentation would not be material to investors. Alternatively, please confirm that you will provide this disclosure in your future filings and tell us how you plan to comply.

Mr. Justin C. Ferri
ML Select Futures I L.P.
February 4, 2010
page 2

<u>Description of Current Charges, page 5</u>

2.   We note your response to previous comment 3. In future filings, please revise the
        description of bid-ask spreads on page 6 to similarly explain that bid-ask spreads
        are an integral part of the price paid and are not separately described on the list of
        charges on page 5.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations</u>
<u>Results of Operations, page 14</u>

3.   We note your response to previous comment 6. Please tell us and include
        disclosure in your future filings to explain how you calculate net asset value.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark Borelli
        Sidley Austin LLP
        Via facsimile: (312) 853-7036